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                          January 5, 2023

       Timothy Burns
       Chief Financial Officer
       Ideal Power Inc.
       5508 Highway 290 West, Suite 120
       Austin, Texas 78735

                                                        Re: Ideal Power Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 29,
2022
                                                            File No. 333-269060

       Dear Timothy Burns:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Ned Prusse